

September 6, 2011

<u>Via: U.S. Mail</u>
Mr. Christopher F. Tirotta
Chief Executive Officer and Principal Financial Officer
American Scientific Resources, Inc.
1112 Weston Road, Unit 278
Weston, FL 33326

   RE: **American Scientific Resources, Inc.**
      Form 8-K dated August 15, 2011
      Filed August 19, 2011
      File No. 333-171789

Dear Mr. Tirotta:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jeffrey Jaramillo "for"

            Brian Cascio
            Accounting Branch Chief